UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date 27 June 2005	By	/s/ Jeffrey Cheung
	Name:	Jeffrey Cheung
	Title:	Deputy Director-Finance

KCRC welcomes authorisation of Kowloon Southern Link

(24 June 2005, Hong Kong) The Kowloon-Canton Railway Corporation (KCRC) today welcomed the authorisation of the Kowloon Southern Link (KSL) by the Chief Executive in Council.

Mr Lee Kang Kuen, Senior Director - Capital Projects of KCRC, said, “The authorisation represents a big step forward in the implementation of this important project which will connect the two strategic railways of East Rail and West Rail, to improve the access to the north west New Territories and strengthen the railway network of Hong Kong.”

The 3.8 km long railway will connect Nam Cheong Station, the southern terminus of West Rail with East Tsim Sha Tsui Station of East Rail, with an intermediate station at West Kowloon. Upon its completion in 2009, passengers will only take 30 minutes to travel from Tin Shui Wai to Tsim Sha Tsui East.

The total construction cost of the project is about HK$8.3 billion, to be wholly funded by the Corporation. The construction of the KSL is expected to commence in the third quarter of 2005.

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